Skyline Medical Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

August 24, 2015

BY EDGAR

United States Securities and  Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Jay Mumford

Re:	Skyline Medical Inc.
Registration Statement on Form S-1
File No. 333-198962
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Skyline Medical Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 4:30 p.m. Eastern time on August 25, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)             should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)           the Registrant may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is the Registrant’s understanding that its registration of the units and common stock of the Registrant under the Securities Exchange Act of 1934 on Form 8-A (File No. 001-36790) shall automatically become effective upon the later of the Commission’s receipt of certification from the NASDAQ Capital Market with respect to the units and common stock of the Registrant and the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Skyline Medical Inc.

By:	/s/ Joshua Kornberg
Name: Joshua Kornberg
Title: Chief Executive Officer

[Signature Page to Acceleration Request]